UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **February 2, 2004**

MIM Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-28740**	**05-0489664**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Clearbrook Road, Elmsford, New York	**10523**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(914) 460-1600**

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(Former Name or Former Address, if Changed Since Last Report)

Item 5. Other Events.

On February 2, 2004, MIM Corporation issued a press release announcing the acquisition of Natural Living, Inc., a specialty pharmaceutical provider based in New York City. The press release, which appears as Exhibit 99.1, is filed and incorporated herein by reference.

Item 7. Financial Statements and Exhibits.

Exhibits

99.1   Press Release dated February 2, 2004, announcing the acquisition of Natural Living, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: February 3, 2004   MIM CORPORATION

                                                       By: /s/ James S. Lusk
                                                           James S. Lusk,
                                                           Executive Vice President
                                                           & Chief Financial Officer